1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated May 6, 2022

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description

99.1	To announce the differences between financial statements for the three months ended March 31, 2022 under Taiwan-IFRSs and that under IFRSs

99.2	Consolidated Financial Statements for the Three Months Ended March 31, 2022 and 2021 and Independent Auditors’ Review Report pursuant to International Financial Reporting Standards adopted by ROC (“Taiwan-IFRSs”)

99.3	Consolidated Financial Statements for the Three Months Ended March 31, 2022 and 2021 pursuant to International Financial Reporting Standards issued by the International Accounting Standards Board (“IFRSs”)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2022

Chunghwa Telecom Co., Ltd.

	By:	/s/ Yu-Shen Chen
	Name:	Yu-Shen Chen
Title: Chief Financial Officer

3